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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*
     Sun Solunet, LLC
________________________________________________________________________________
   (Last)                            (First)              (Middle)
     5200 Town Center Circle, Suite 470
________________________________________________________________________________
                                    (Street)
     Boca Raton                      Florida                  33486
________________________________________________________________________________
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)
     04/04/03
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol
     SAN Holdings, Inc.  (OTC: SANZ)

________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)
     [X]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)
     [ ]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
================================================================================
           Table I -- Non-Derivative Securities  Beneficially Owned
================================================================================
                                                3. Ownership Form:
                       2. Amount of Securities     Direct (D) or
1. Title of Security      Beneficially Owned       Indirect (I)    4. Nature of Indirect Beneficial Ownership
   (Instr. 4)             (Instr. 4)               (Instr. 5)        (Instr. 4)

----------------------------------------------------------------------------------------------------------------
Common Stock                 19,500,000(2)            D
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

================================================================================================================

     If the form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.
                           (Print or Type Responses)                      (Over)

FORM 3 (continued)
Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)
================================================================================
                                                                                                  5. Owner-
                                                 3. Title and Amount of Securities                   ship
                                                    Underlying Derivative Security                   Form of
                         2. Date Exercisable        (Instr. 4)                                       Derivative
                            and Expiration Date  ---------------------------------   4. Conver-      Security:
                            (Month/Day/Year)                            Amount          sion or      Direct      6. Nature of
                         ----------------------                         or              Exercise     (D) or         Indirect
                         Date       Expira-                             Number          Price of     Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                of              Derivative   (I)            Ownership
   Security (Instr. 4)   cisable    Date         Title                  Shares          Security     (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------
Series B Convertible
Preferred Stock            (1)                  Common Stock           36,468,562          (1)            D           (2)
------------------------------------------------------------------------------------------------------------------------------
Stock Purchase Warrant     (3)                  Common Stock                 (3)           (3)            D           (2)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------

==============================================================================================================================

Explanation of Responses:   See attached.

Sun Solunet, LLC

By: /s/ Rodger R. Krouse                                       04/04/03
---------------------------------------------            -----------------------
Name:  Rodger R. Krouse                                           Date
Its:   Authorized Signatory
  **Signature of Reporting Person

**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

                                                                          Page 2

Attachment to Form 3

Designated Filer: Issuer and Ticker Symbol Date of Event Requiring Statement:	Sun Solunet, LLC SAN Holdings, Inc. (OTC: SANZ) 04/04/03

Additional Filers: Pursuant to Instruction 5(b)(v) of the General Instructions to Form 3, this Form is also being filed on behalf of the following Reporting Persons:

Sun Capital Partners, LLC
5200 Town Center Circle, Suite 470
Boca Raton, FL 33486

Signature:

SUN CAPITAL PARTNERS, LLC
By: /s/ Rodger R. Krouse
Name: Rodger R. Krouse
Its: Authorized Signatory

Sun Capital Advisors II, LP
5200 Town Center Circle, Suite 470
Boca Raton, FL 33486

Signature:

SUN CAPITAL ADVISORS II, LP

By: /s/ Rodger R. Krouse
Name: Rodger R. Krouse
Its: Authorized Signatory

SUN CAPITAL PARTNERS II, LP
5200 Town Center Circle, Suite 470
Boca Raton, FL 33486

Signature:

Sun Capital Partners II, LP

By: /s/ Rodger R. Krouse
 Name: Rodger R. Krouse
Its: Authorized Signatory	Rodger R. Krouse
c/o Sun Capital Partners LLC
5200 Town Center Circle, Suite 470
Boca Raton, FL 33486

Signature:

/s/ Rodger R. Krouse
Rodger R. Krouse

Marc J. Leder
c/o Sun Capital Partners LLC
5200 Town Center Circle, Suite 470
Boca Raton, FL 33486

Signature:

/s/ Marc J. Leder
Marc J. Leder

Explanation of Responses:

(1) Each share of Series B Convertible Preferred Stock will be automatically converted into fully-paid and nonassessable shares of Common Stock immediately upon the effectiveness of an amendment to the Issuer's Articles of Incorporation which has the effect of increasing the number of shares of Common Stock that the Issuer is authorized to issue to a number sufficient to provide for the issuance of shares of Common Stock upon conversion of all of the then issued and outstanding shares of Series B Convertible Preferred Stock.

(2) Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse") each currently serve as a director of the Issuer. In addition, Leder and Krouse each own 50% of the membership interests in Sun Capital Partners, LLC ("Sun Partners LLC"), which in turn is the general partner of Sun Capital Advisors II, LP ("Sun Advisors II"), which in turn is the general partner of Sun Capital Partners II, LP ("Sun Partners II LP"). Sun Partners II, LP owns all of the membership interests in Sun Solunet, LLC ("Sun Solunet"). As a result, Leder, Krouse, Sun Partners LLC, Sun Advisors II and Sun Partners II LP may be deemed to have indirect beneficial ownership of the 19,500,000 shares of Common Stock, the shares of Series B Convertible Preferred Stock that are convertible into 36,468,562 shares of Common Stock and the Stock Purchase Warrant pursuant to which Sun Solunet may purchase up to an aggregate of 19,976,737 shares of Common Stock owned directly by Sun Solunet. Leder, Krouse, Sun Partners LLC, Sun Advisors II and Sun Partners II LP each expressly disclaims beneficial ownership of any shares of Common Stock in which they do not have a pecuniary interest.

(3) Pursuant to the terms of the Stock Purchase Warrant, Sun Solunet may purchase up to an aggregate of 19,976,737 shares of Common Stock over a term of 10 years at prices ranging from $0.29 to $10.82 per share, with a weighted average price of $0.94 per share. The SANZ Warrant is exercisable only after warrants, options or other conversion rights that were issued and outstanding immediately prior to April 4, 2003 and that are exercisable for shares of Common Stock (the "Pre-Merger Options") have been exercised, resulting, in the aggregate, in the issuance of shares of Common Stock equal to or exceeding 2,958,951 shares (the "Threshold Amount"). After such time, if at all, as the Threshold Amount is achieved and any additional Pre-Merger Options (each a "Post-Threshold Option") have been exercised, Sun Solunet has the right to purchase 1.5 times the number of shares of Common Stock exercised by the holder of a Post-Threshold Option at the exercise price associated with such Post-Threshold Option. The SANZ Warrant is intended to maintain Sun Solunet's approximately 58.5% ownership of all outstanding Common Stock in the event Pre-Merger Options are exercised.